Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (the “Company”)

235, 103rd St. East

Saskatoon, Saskatchewan S7N 1Y8

Item 2	Date of Material Change

July 18 and 25, 2024

Item 3	News Release

On July 19 and 25, 2024, news releases regarding the material changes were disseminated through public media and filed on SEDAR+ with applicable securities commissions.

Item 4	Summary of Material Change

On July 19, 2024, the Company announced voting results of the annual general meeting of the shareholders of the Company held on July 18, 2024 (the “AGM”) including, among other things, election of directors of the Company. A new director, Kim G C Moody, was elected to the board of directors of the Company (the “Board”), and Andrew Hill Card and John Mitnick did not run for re-election at the AGM.

On July 25, 2024, the Company announced appointments of Thomas B. Modly and Tim Dunnigan as additional directors of the Company.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On July 19, 2024, the Company announced that at the AGM, Cameron Chell, Scott Larson, Denis Silva, Olen Aasen, Julie Myers Wood and Kim G C Moody were elected to the Board. Kim G C Moody is a new director of the Company. John Mitnick and Andy Card did not run for re-election at the AGM.

The Company also announced the appointment of Scott Larson as Interim Chair of the Board and Olen Aasen as Lead Independent Director of the Company. Mr. Larson currently serves as the chair of the compensation committee, and Mr. Aasen serves as a member of the compensation committee, and as chair of the nominating and corporate governance and audit committees of the Board.

On July 25, 2024, the Company announced the appointment of Thomas B. Modly to the Board. Additionally, the Company also announced appointment of Tim Dunnigan, previously an advisor on the Advisory Board, to the Board.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer

Tel: 1.800.979.9794

Item 9	Date of Report

July 26, 2024